**LOCKEBRIDGE PARTNERS, INC.**
**NOTES TO THE FINANCIAL STATEMENTS**
**Year Ended December 31, 2015**

## 1. Nature of Operations

LockeBridge Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of SIPC and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company engages in capital raising, brokering the sale and purchase of businesses and business consulting services.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Subsequent Events
Management has evaluated subsequent events through February 25, 2016, which is the date these financial statements were available to be issued.

### Cash and Cash Equivalents
Cash and cash equivalents include cash held with a financial institution and with a central registration depository ("CRD") account with FINRA and include highly liquid investments not held for resale with orginal maturities of three months or less.

### Revenue Recognition
The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms, as defined. Accordingly, the Company recognizes revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable and collection is reasonably assured.

### Income Taxes
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, the accompanying financial statements reflect no provision for income taxes. The Company's income tax returns are subject to examination by taxing authorities, generally for three years after they were filed.

3. **Subordinated Liabilities**

The Company did not have any subordinated liabilities at any time during the year ended December 31, 2015.

4. **Net Capital Requirements**

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or one-fifteenth of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $13,574, which was $8,574 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1 as of December 31, 2015.

5. **Related Party Transactions**

The Company is co-located with a sister entity, LockeBridge, LLC (the "LLC"). Under a Management Services Agreement (the "Agreement") dated October 1, 2006, the LLC provides certain services to the Company relating to the use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2015, the Company paid $2,000 to the LLC to cover these expenses.

6. **Guarantees, Contingencies and Commitments**

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.